Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 28, 2007, relating to the financial statements and financial statement schedule of Century Aluminum Company, and management’s report on the effectiveness of internal control over financial reporting, which report on the financial statements expressed an unqualified opinion and includes an explanatory paragraph as to the adoption of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, appearing in the Annual Report on Form 10-K of Century Aluminum Company for the year ended December 31, 2006. We also consent to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
Pittsburgh, Pennsylvania
May 29, 2007